Contact

www.linkedin.com/in/clara-
lee-623209100 (LinkedIn)

Clara Lee

Chef-Owner at Queens
San Francisco, California, United States

Experience

Queens
Chef-Owner
February 2018 - Present (7 years 3 months)
San Francisco, California, United States

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Education

Harvard University Graduate School of Education
Ed.M., Technology, Innovation, and Education · (2016 - 2017)

Cornell University
B.A., Art History, Criticism and Conservation · (2008 - 2012)

UCL
History of Art · (2010 - 2011)